Exhibit 99.1

Fitell Corporation Unveils 2FCulinary AI, its first AI-Driven Personal Robot Chef for Personalized Meals

Taren Point, Australia – December 15, 2025– Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”) today announced the launch of 2FCulinaryAI, its first robotic product developed by its joint venture, 2F Robotics. The AI-driven robot cooking system is designed to deliver personalized and nutrition-customizable meals.

2FCulinaryAI marks the first commercial ready robotic solution produced under 2F Robotics. Targeted toward fitness and wellness conscious consumers, the product will be marketed through 2F Robotics’ partnered distribution network, Fitell’s existing distribution channel and marketing platforms. It is also designed for broader applications in homes, restaurants, healthcare facilities, and in-patient hospitals. 2F Robotics is further developing a suite of other AI-driven robotic systems for retail stores, senior living homes, factories, and other commercial and industrial applications. These initiatives are back by Fitell’s recently announced $50 million stablecoin-based financing and its technology and JV partner, GZ Fukonn Vanguard Intelligent Technology.

This groundbreaking smart cooking system goes beyond traditional kitchen appliances and prepares meals dynamically tailored to meet each user’s nutritional requirements, lifestyle goals, and taste preferences. 2FCulinaryAI integrates advanced AI nutritionist software with precision ingredient dispensing and automated cooking techniques. By syncing with user-provided health data input—such as metabolic metrics, fitness objectives, dietary restrictions, and even real-time biometrics from wearable devices—it calibrates each meal’s macronutrients (proteins, fats, carbohydrates), micronutrients (vitamins, minerals), and calories.

Core Innovations of 2FCulinaryAI: Personal Nutrition, Automated

●	Hyper-Personalized Meal Engine: 2FCulinaryAI leverages AI to analyze user health and preference data, designing optimal meals aligned with individual goals, such as athletic performance, weight management, managing health conditions like diabetes, or simply eating better and healthier.

●	Precision Ingredient Dispensing: Using proprietary capsules or fresh food pods containing high-quality, shelf-stable ingredients, the system dispense precise quantities with laboratory-level accuracy, ensuring every gram of protein, fiber, or vitamin meets the calculated profile.

●	All-in-One Smart Cooking: From precise steaming and sous-vide to controlled grilling, the device automatically executes user-defined cooking methods to preserve nutrients and enhance flavor, delivering a restaurant-quality dish from start to finish.

●	Seamless Ecosystem: Through an app, users can manage their nutrition profiles, select meals, order ingredient capsules, creating a fully integrated, data-driven health and wellness ecosystem right in their kitchen.

“2FCulinaryAI is not just another kitchen appliance, it’s a smart personal nutrition chef,” said Sam Lu, CEO of Company. “With 2F Robotics, we are addressing one of the most fundamental challenges of modern nutrition, knowing exactly what your body needs and providing a convenient, precise way to achieve it. We are excited and look forward to sharing more about our future product developments and commercial launch in the near future.”

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

Certain statements in this release, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. Risks and uncertainties include without limitation: Fitell’s ability to execute its business model, including obtaining market acceptance of its products and applications, successfully designing, developing, manufacturing, marketing and selling and distributing robotic products and applications, the risk that the price of SOL, which has historically been subject to dramatic price fluctuations and is highly volatile, could fall substantially negatively impacting Fitell’s financial condition and results of operations, effects of global and regional economic conditions, including as a result of government policies, trade and other international disputes, geopolitical tensions, conflict, terrorism, natural disasters, and public health issues; risks relating to the design, manufacture, introduction, and transition of products and services in highly competitive and rapidly changing markets, including from reliance on third parties for components, technology, manufacturing, applications, services, support, and content; risks relating to information technology system failures, network disruptions, and failure to protect, loss of, or unauthorized access to, or release of, data; and effects of unfavorable legal proceedings, government investigations, and complex and changing laws and regulations. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, except to the extent required by law. We cannot guarantee that future results reflected in the forward-looking statements will occur. Important factors that could cause actual results to differ materially include, but are not limited to the risks and uncertainties described in our most recently filed annual report on Form 20-F and Form 6-K reports filed in connection with our earnings result and other filings with the Securities and Exchange Commission.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com

X

@FitellCorp